Exhibit 99.1

NYSE: FSM | TSX: FVI www.fortunasilver.com	NEWS RELEASE

Fortuna announces changes in management team

Vancouver, August 31, 2021 -- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce changes in its management team effective September 1, 2021.

Cesar E. Velasco, Country Head Peru, has been appointed Chief Operating Officer, Latin America. Cesar has been with Fortuna since 2018 and is the designated leader for the Fortuna-Roxgold integration. A skilled executive with 23 years of global experience in the mining and manufacturing industry, Cesar has held senior management positions in large private and public multinational companies throughout Latin America, including EXSA, ENAEX–EXSA JV, and Dyno Nobel Latin America. Cesar serves as a member of the board of the Sociedad Nacional de Minería, Petroleo y Energía since 2018 and of the International Society of Explosives Engineers since 2019.

Manuel Ruiz-Conejo, Vice President of Operations, will become Senior Vice President, Mining. Manuel has been with Fortuna since 2008 and is a seasoned mining engineer and executive with 34 years of industry experience.

Carlos Manrique, Director of Innovation and Operational Excellence, has been appointed Vice President Operations, Latin America. Carlos has been with Fortuna since 2010 and has held senior management positions at each of the company´s three mines in the region. Carlos´s mining career spans 21 years and includes previously holding operational positions in Volcan Compañía Minera and Pan American Silver.

Jorge A. Ganoza, President and CEO, commented, “The announced changes in Management are aligned with the organizational demands of our growing business in Latin America and the integration of Roxgold in West Africa.” Mr. Ganoza continued, “I am pleased the three positions have been filled by promotions from within our organization. The three executives are not only results-oriented professionals, but also leaders who will continue driving the vision and values of the company.”

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and an advanced development project in Côte d’Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our shareholders and stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com